SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Novogen Limited
(Name of Issuer)

Sponsored ADR (each convertible into 5 Ordinary Shares)
(Title of Class of Securities)

67010F 10 3
(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W., Washington, D.C. 20005 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see he Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 Sponsored ADRs (representing 10,000 ordinary shares)
	8	SHARED VOTING POWER 1,058,807 Sponsored ADRs (representing 5,294,035 ordinary shares)
	9	SOLE DISPOSITIVE POWER 2,000 Sponsored ADRs (representing 10,000 ordinary shares)
	10	SHARED DISPOSITIVE POWER 1,058,807 Sponsored ADRs (representing 5,294,035 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,807 Sponsored ADRs (representing 5,304,035 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,058,807 Sponsored ADRs (representing 5,294,035 ordinary shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,058,807 Sponsored ADRs (representing 5,294,035 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,807 Sponsored ADRs (representing 5,294,035 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47%
14	TYPE OF REPORTING PERSON HC

ITEM 1.  Security and Issuer.

This Statement relates to the Sponsored ADRs (each representing 5 ordinary shares) (the "ADRs"), of Novogen Limited (the "Company"). The address of the Company is 140 Wicks Rd; North Ryde; New South Wales 2113 C3 2113; 01161298780088. The Statement is being filed on behalf of Josiah T. Austin, a U.S. citizen, and El Coronado Holdings, LLC ("ECH"), an Arizona limited liability company (collectively the "Reporting Persons").

ITEM 2.  Identity and Background.

Further information regarding the identity and background of the Reporting Persons is as follows:

For Mr. Austin:

(a) Josiah T. Austin (hereinafter "Austin")

(b) El Coronado Ranch, 12626 Turkey Creek Road, Pearce, Arizona 85625.

(c) Present principal occupation: individual investor;

For ECH:

(a) El Coronado Holdings, L.L.C.;

(b) 12626 Turkey Creek Road, Pearce, Arizona 85625;

(c) Holding Company;

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The total consideration for all ADRs acquired to date is $21,637,621.46. The ADRs herein reported as beneficially owned by the Reporting Persons were acquired as follows:

        (1) Austin is the sole Managing Member of ECH. Acting on behalf of ECH, Austin purchased from January 9, 2003 through November 15, 2004, a total of 1,058,807 ADRs (representing 5,294,035 ordinary shares) in the open market for an aggregate consideration (exclusive of brokers' commissions) of $21,581,649.46. All purchases were made through various brokerage firms, and the primary source of funding for these acquisitions was available funds and margin obtained under standard terms and conditions margin agreements.

        (2) Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased on December 29, 2003, a total of 1,000 ADRs (representing 5,000 ordinary shares) in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $27,986.00. The primary source of funds for these purchases was existing funds of the Trust;

        (3) Acting on behalf of the Christina Lowery Trust, in his capacity as Trustee, Austin purchased on December 29, 2003, a total of 500 ADRs (representing 2,500 ordinary shares) in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $13,993.00. The primary source of funds for these purchases was existing funds of the Trust; and,

        (4) Acting on behalf of the Mathew A. Lowery Trust, in his capacity of Trustee, Austin purchased on December 29, 2003, a total of 500 ADRs (representing 2,500 ordinary shares) in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $13,993.00. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in United States dollars.

Item 4.  Purpose of Transactions.

The acquisitions of ADRs to which this statement relates have been made for investment. Austin, as sole Managing Member of ECH and as trustee of the aforementioned trusts, will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease or add to these investments in ADRs.

Item 5.  Interest in Securities of the Issuer.

        (a) Austin is the beneficial owner of 1,060,807 ADRs (representing 5,304,035 ordinary shares which is 5.48%, based on 96,725,440 ordinary shares outstanding as of August 19, 2004, as reported on the Company's 6-K filed on August 26, 2004), in his capacity as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 1,058,807 ADRs (representing 5,294,035 ordinary shares which is 5.47%, based on ordinary shares outstanding as of August 19, 2004, as reported on the Company's 6-K filed on August 26, 2004) of the Common Stock.

        (b) As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 2,000 ADRs (representing 10,000 ordinary shares). As sole Managing Member of ECH, Austin shares with ECH the power to vote or to dispose or to direct the disposition of 1,058,807 ADRs (representing 5,294,035 ordinary shares).

        (c) No transactions in ADRs have been effected by the Reporting Persons during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person	Sale/Purchase	Date	No. of ADRs (shares)	Price Per ADR
Austin, on behalf of ECH	Purchase	9/22/04	6,700 (33,500)	$17.670
	Purchase Purchase	9/22/04 9/23/04	14,599 (72,995) 19,291 (96,455)	$17.640 $17.650
	Purchase Purchase	9/24/04 9/27/04	12,980 (64,900) 12,335 (61,675)	$17.650 $17.680
	Purchase Purchase	9/28/04 9/29/04	12,238 (61,190) 3,178 (15,890)	$17.720 $17.850
	Purchase Purchase	10/1/04 10/4/04	4,360 (21,800) 1,200 (6,000)	$18.010 $18.000
	Purchase Purchase	10/5/04 10/18/04	3,400 (17,000) 7,040 (35,200)	$17.940 $17.980
	Purchase Purchase	10/18/04 10/20/04	7,000 (35,000) 6,160 (30,800)	$17.990 $17.910
	Purchase Purchase	10/22/04 10/22/04	6,351 (31,755) 2,500 (12,500)	$17.980 $17.950
	Purchase Purchase	10/22/04 10/27/04	12,050 (60,250) 10,645 (53,225)	$17.990 $17.700
	Purchase Purchase	10/29/04 10/29/04	10,000 (50,000) 6,800 (34,000)	$17.960 $17.957
	Purchase Purchase	10/29/04 11/1/04	6,021 (30,105) 3,187 (15,935)	$17.990 $17.950
	Purchase	11/15/04	767,561 (3,837,805)	$21.285

        (d) No person other than the Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

        (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.

Item 7.  Materials Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 18, 2004	/s/
Josiah T. Austin, as sole Managing Member of El Coronado Holdings LLC